SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32845; File No. 812-14726

Olden Lane Securities LLC and Olden Lane Trust; Notice of Application

September 29, 2017

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A), (B), and (C) of the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act. The requested order would permit certain registered unit investment trusts ("UITs") to acquire shares of certain registered open-end investment companies, registered closed-end investment companies and registered UITs (collectively, the " Underlying Funds") that are within and outside the same group of investment companies as the acquiring UITs, in excess of the limits in section 12(d)(1) of the Act.

Applicants: Olden Lane Trust (the "Trust"), a UIT that is registered under the Act, and Olden Lane Securities ("Olden Lane"), a Delaware limited liability company registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act").

Filing Dates: The application was filed on December 9, 2016 and amended on April 10, 2017, July 25, 2017 and September 15, 2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 24, 2017 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Olden Lane Securities LLC and Olden Lane Trust, 200 Forrestal Road, Suite 3B, Princeton, NJ 08540.

For Further Information Contact: Andrea Ottomanelli Magovern, Acting Branch Chief, at (202) 551-6768 or Nadya Roytblat, Assistant Chief Counsel, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Summary of the Application

1.   Applicants request an order to permit (a) a Series[1] to acquire shares of Underlying Funds[2] in excess of the limits in sections 12(d)(1)(A) and (C) of the Act and (b) the Underlying Funds that are registered open-end investment companies, their principal underwriters and any broker or dealer registered under the Exchange Act to sell shares of the Underlying Funds to the Series in

---

[1] Applicants request that the order apply to each existing and future series of the Trust and to any future registered UIT and series thereof sponsored by Olden Lane or an entity controlling, controlled by or under common control with Olden Lane (the "Series").

[2] Certain of the Underlying Funds may be registered as an open-end investment company or a UIT, but have received exemptive relief from the Commission to permit their shares to be listed and traded on a national securities exchange at negotiated prices and to operate as exchange-traded funds ("ETFs").

excess of the limits in section 12(d)(1)(B) of the Act. [3] Applicants also request an order of

exemption under sections 6(c) and 17(b) of the Act from the prohibition on certain affiliated

transactions in section 17(a) of the Act to the extent necessary to permit the Underlying Funds to

sell their shares to, and redeem their shares from, the Series. [4] Applicants state that such

transactions will be consistent with the policies of each Series and each Underlying Fund and with

the general purposes of the Act and will be based on the net asset values of the Underlying Funds.

2.   Applicants agree that any order granting the requested relief will be subject to the terms

and conditions stated in the application. Such terms and conditions are designed to, among other

things, help prevent any potential (i) undue influence over an Underlying Fund that is not in the

same "group of investment companies" as the UIT through control or voting power, or in

connection with certain services, transactions, and underwritings, (ii) excessive layering of fees,

and (iii) overly complex fund structures, which are the concerns underlying the limits in sections

12(d)(1)(A), (B), and (C) of the Act.

3.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any

person, security, or transaction, or any class or classes of persons, securities, or transactions, from

any provision of section 12(d)(1) if the exemption is consistent with the public interest and the

protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order

permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the

---

[3] Applicants do not request relief for the Series to invest in reliance on the order in closed-end investment companies that are not listed and traded on a national securities exchange.

[4] A Series generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from section 17(a) to permit a Series to purchase or redeem shares from the ETF. A Series will purchase and sell shares of an Underlying Fund that is a closed-end fund through secondary market transactions at market prices rather than through principal transactions with the closed-end fund. Accordingly, applicants are not requesting section 17(a) relief with respect to transactions in shares of closed-end funds.

proposed transaction are fair and reasonable and do not involve overreaching on the part of any

person concerned; (b) the proposed transaction is consistent with the policies of each registered

investment company involved; and (c) the proposed transaction is consistent with the general

purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or

transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act.

      For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

                            Robert W. Errett
                            Deputy Secretary